Exhibit 99.7

KPMG LLP Bay Adelaide Centre 333 Bay Street, Suite 4600 Toronto, ON M5H 2S5 Canada Tel 416-777-8500 Fax 416-777-8818

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Mountain Province Diamonds Inc.

We consent to the use in this Annual Report on Form 40-F of:

•

our Report of Independent Registered Public Accounting Firm, dated March 29, 2021 addressed to the shareholders and board of directors of Mountain Province Diamonds Inc. (the “Company”) with respect to the consolidated financial statements of the Company which are comprised of the consolidated balance sheets of the Company as of December 31, 2020 and December 31, 2019, the related consolidated statements of comprehensive loss, equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements); and

•	our Report of Independent Registered Public Accounting Firm dated March 29, 2021 on the effectiveness of internal control over financial reporting as of December 31, 2020,

each of which is included in this Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2020.

Chartered Professional Accountants, Licensed Public Accountants

March 29, 2021

Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.